TFS CAPITAL INVESTMENT TRUST
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January 21, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	TFS Capital Investment Trust (the “Trust”)
File Nos. 333-113652 and 811-21531 Response to Commission’s Comments on Preliminary Proxy
Statement filed on January 6, 2010

Ladies and Gentlemen:

Below you will find our responses to the comments provided by Mr. Dominick Minore of the Commission’s staff on the preliminary proxy materials filed on January 6, 2010.

1.
Comment:  The TFS Small Cap Fund (the “Fund”) underperformed the “Benchmark” in 2008, calling into question the accuracy of the first sentence of the third paragraph of the Letter from the President, which indicates that the Fund has enjoyed a superior investment record “since its inception.”  Revise this sentence to clarify the period for which the Fund outperformed the Benchmark.

Response:   The phrase “since its inception” has been replaced with “over the life of the Fund”.  This will avoid any implication that the Fund has outperformed the Benchmark over all periods since the Fund commenced operations.

2.
Comment:  On page 5 of the Proxy Statement, under the section “Current Investment Advisory Agreement,” add disclosure at the end of the fourth sentence in the first paragraph explaining that the maximum fee of 2.50% per annum includes the “Base Fee” plus the “Performance Fee Adjustment.”

Response: The sentence in question has been revised to read as follows:

“To the extent the Fund outperforms the Benchmark for the previous 12 months, the Base Fee will be increased by one basis point (0.01%) for every two basis points (0.02%) of such outperformance, up to a maximum fee of 2.50% per annum (the 2.50% maximum fee is equal to the Base Fee plus the Performance Fee Adjustment).”

3.
Comment:  On page 5 of the Proxy Statement, under the section “Current Investment Advisory Agreement,” add disclosure at the end of the second paragraph to clarify that the Fund must still outperform the “Benchmark” during periods of negative performance to receive the “Performance Fee Adjustment.”

Response: The second paragraph has been revised to read as follows:

“Pursuant to the Current Advisory Agreement, TFS is entitled to receive the Performance Fee Adjustment for periods during which the Fund has negative investment performance.  This means that, during a period of negative absolute performance by the Fund, the Fund must outperform the Benchmark for TFS to receive the Performance Fee Adjustment.”

4.
Comment:  On page 6 of the Proxy Statement, under the section “How would the proposal change the calculation of investment management fees?”, disclose the risk that TFS may not be incentivized to maximize Fund performance if the Performance Fee Adjustment is removed from the fee structure.

Response: The following disclosure has been added to the section noted in your comment.

“This means that, by removing the Performance Fee Adjustment, shareholders will no longer benefit from a reduction of the Base Fee during periods when the Fund underperforms the Benchmark.  Instead, during such periods of underperformance, TFS will receive its fixed fee of 1.25% per annum under the Amended Advisory Agreement.  This also means that TFS will no longer benefit from the Performance Fee Adjustment during periods of outperformance relative to the Benchmark.  Although TFS has assured the Board of Trustees that it will continue to manage the Fund’s assets with the goal of maximizing performance, the removal of the Performance Fee Adjustment could have the effect of being a disincentive for TFS to manage the Fund’s portfolio so as to maximize the Fund’s performance relative to the Benchmark.”

5.
Comment:  Advise supplementally whether or not the Amended Advisory Agreement will alter TFS’s ability to recover previous management fee reductions and/or operating expense reimbursements under the Expense Limitation Agreement.

Response: The Amended Advisory Agreement will not alter TFS’s ability to recover previous management fee reductions and/or operating expense reimbursements.

6.
Comment:  Pursuant to SEC guidance, add a provision to the Amended Advisory Agreement that limits the maximum advisory fee for the first 12 months following the effective date to the lesser of (i) the Proposed Fee and (ii) the fee that the Fund would have paid under the Current Advisory Agreement.

Response: The following disclosure has been added to the Proxy Statement and a provision that tracks this language has been added to the Amended Advisory Agreement.

“In accordance with applicable Securities and Exchange Commission guidance, the Amended Advisory Agreement provides that, for the first 12 months after the effective date, the Fund’s advisory fees will be the lesser of (i) the Proposed Fee and (ii) the fee that the Fund would have paid under the Current Advisory Agreement.  During this 12 month period, the Fund’s advisory fee will be adjusted downward in respect of underperformance, but will not be adjusted upward in respect of outperformance.  Following the 12 month period, the Proposed Fee will apply without further adjustment.”

7.
Comment:  Add disclosure to the section, “The extent to which economies of scale would be realized as the Fund grows and whether management fee levels reflect these economies of scale for the benefit of the Fund’s investors”, to clarify that shareholders will not benefit from economies of scale during periods when TFS is recovering previous investment advisory fee reductions and/or operating expense reimbursements.

Response:  The following disclosure has been added:

“It was noted that, pursuant to the terms of the Expense Limitation Agreement, shareholders will not benefit from economies of scale during periods in which TFS is recovering from the Fund previous investment advisory fee reductions and/or operating expense reimbursements.

The Trust acknowledges that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary